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Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Julie Sherman
Li Xiao
Juan Grana
Lauren Nguyen

Re:	Omada Health, Inc.
Response to Letter dated November 27, 2024
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted November 18, 2024
CIK No. 0001611115

To the addressees set forth above:

Omada Health, Inc. (the “Company”) has submitted to the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof a revised draft Registration Statement (“Amendment No. 3”) on Form S-1 (the “Registration Statement”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted to the Commission a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on June 24, 2024, as most recently amended by Amendment No. 2 to the draft Registration Statement submitted on a confidential basis on November 18, 2024 (“Amendment No. 2”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to Amendment No. 2 received on November 27, 2024 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter dated November 27, 2024 in bold type followed by the Company’s responses thereto.

February 13, 2025

Amendment No. 2 to Draft Registration Statement on Form S-1

Risk Factors

The growth of our business relies, in part, on the growth and success of our customers and channel partners such as health plans, PBMs..., page 21

1.

We note your response to comment 3. Please tell us whether the fees subject to repayment pursuant to performance guarantees if certain clinical outcomes or other performance criteria are not met have had a material impact on your results of operation.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the repayment of fees pursuant to performance guarantees has not had a material impact on the Company’s results of operations.

Business

Our Market Opportunity, page 121

2.

We note your response to comment 7, including your revised disclosure on page 122 that “[a]lthough not all members in [y]our program had at least one such paid insurance claim, [you] believe that the overall group of members that did have a paid claim is a representative group of members who take GLP-1 therapy and enroll and engage in Omada for Prevention & Weight Health.” Please disclose the percentage of members in the program with at least one paid insurance claim, and further discuss why you believe that the overall group of members that did have a paid claim is a representative group of members. We also note your disclosure that “[m]embers were divided into groups reflecting “meaningful” engagement with [y]our program (defined as equal to or greater than the median amount of observed engagement) and “limited” engagement with [y]our program (defined as less than the median amount of observed engagement) using a median split of their total interactions with the Omada program each month” and that “[a]ll Prevention & Weight Health members covered by the SafeguardRx program, including those who did not have evidence of GLP-1 claims, were pooled together during the observed time period to calculate the median level of engagement.” Please disclose the median amount of observed engagement and briefly explain why all Prevention & Weight Health members covered by the SafeguardRx program, including those who did not have evidence of GLP-1 claims, were pooled together during the observed time period.

Response:  The Company respectfully acknowledges the Staff’s comment, has revised the disclosure on page 123 of Amendment No. 3 accordingly, and advises the Staff that the revised disclosure on page 123 describes how the Company evaluated data made available to it by its PBM partner. Although the Company does not have access to comparable insurance claims data for members in its program who are not covered by this PBM partner, the Company believes the large sample size and retrospective nature of the analysis (i.e., members

February 13, 2025

included in the analysis were not required to take any special actions in comparison to the other members enrolled in the Company’s program) supports the representative nature of the group. The Company further respectfully advises the Staff that members were pooled together irrespective of GLP-1 claim status to establish a benchmark for meaningful use of the Company’s programs generally and because the Company does not believe that members known to take GLP-1 therapy must meet a different standard to be considered meaningfully engaged. Thus, a separate standard of engagement was not important for the analysis. The Company believes that additional details could be misinterpreted and are not meaningful to investors’ understanding of the analysis.

*  *  *

February 13, 2025

Please contact me by telephone at (650) 463-2677 or by email (kathleen.wells@lw.com) with any questions or comments regarding this correspondence.

Sincerely,

/s/ Kathleen Wells
Kathleen Wells of LATHAM & WATKINS LLP

cc:	Sean Duffy, Omada Health, Inc.

Steve Cook, Omada Health, Inc.

Nathan Salha, Omada Health, Inc.

Richard Kim, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP